Goulston & Storrs, A Professional Corporation

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED AS TO INFORMATION

INDICATED ON PAGE 4 OF THIS LETTER

September 22, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn:	Craig D. Wilson, Senior Assistant Chief Accountant

	Re:	Sohu.com Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Forms 8-K Filed on February 3, 2010 and April 27, 2010
File No. 000-30961
File No. 000-30961

Dear Mr. Wilson:

We are transmitting this letter on behalf of our client Sohu.com Inc. (“Sohu”) in response to the comments contained in a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Ms. Carol Yu, Co-President and Chief Financial Officer of Sohu, dated September 8, 2010 (the “Third Comment Letter”), regarding Sohu’s Form 10-K for the year ended December 31, 2009 (the “Form 10-K”), including executive compensation disclosures incorporated by reference from Sohu’s definitive proxy statement on Schedule 14A, filed with the SEC on April 30, 2010 (the “Proxy Statement”).

Sohu’s responses to the Third Comment Letter are set forth below. The comments are numbered so as to correspond to the comment numbers in the Third Comment Letter.

Securities and Exchange Commission

September 22, 2010

RESPONSES TO THIRD COMMENT LETTER

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A – Risk Factors

Government Regulation and Legal Uncertainties

“If the PRC government determines that the VIE structure…,” page 48

Staff Comment

1.	With regard to the September 28, 2009 GAPP Notice, we note your statement that “it is unclear whether the authorities will deem Changyou’s VIE structure as a kind of such ‘indirect ways’ by foreign investors to gain control over or participate in domestic online game operators.” Please provide your analysis and describe your ongoing assessment of the potential impact of the GAPP Notice, including your consideration of whether the Notice introduces such uncertainty that doubt is cast on the conclusion that Changyou continues to have the power to direct the activities of its VIEs and the potential impact on your future financial position.

Sohu Response

Sohu (and Changyou.com Limited, in its Form 20-F) included disclosure regarding the September 28, 2009 GAPP notice (the “GAPP notice”) as part of Sohu’s continuing goal of providing as complete disclosure to investors as possible regarding the uncertain PRC regulatory landscape surrounding Sohu’s and Changyou’s VIE structures, so that investors are able to make their own informed assessments of the risk involved. Although this uncertain regulatory environment makes it difficult to predict accurately the ultimate effect on Sohu and Changyou of the GAPP notice, Sohu does not believe that the GAPP notice changes the overall risk, in any significant way, that authorities in the PRC will challenge Sohu’s VIE structure as it relates to Changyou’s game operations, nor does it suggest in any way that Changyou, through its indirect wholly-owned subsidiary AmazGame, does not continue to control its game operations.

The GAPP notice is consistent in substance with notices issued in the past by other regulatory authorities in the PRC, such as MIIT, which have not led to any direct questioning by PRC authorities to Sohu or Changyou of the VIE structure. Changyou has not received any notice from any governmental authority indicating that any government action will be taken against Changyou under the GAPP Notice and, on May 5, 2010, since the issuance of the GAPP notice, GAPP granted an Internet publishing license to Changyou’s VIE Gamease, permitting it to publish online games through December 31, 2015.

Accordingly, Sohu believes that the GAPP notice does not necessitate any change to Sohu’s disclosure of Changyou’s VIE structure, other than the one made in the 2009 10-K alerting Sohu investors to the GAPP notice’s having been issued, and Sohu believes that the GAPP notice does not require any change in the accounting for Changyou’s VIE structure.

Securities and Exchange Commission

September 22, 2010

Nevertheless, the risk remains that, as noted in Sohu’s disclosures prior to and since the issuance of the GAPP notice, the PRC authorities could at some point determine that Changyou’s ownership structure violates prohibitions on foreign operation of online games in the PRC.

Item 11. Executive Compensation

Compensation Discussion and Analysis (Incorporated by Reference from Definitive Proxy

Statement on Schedule 14A, filed April 30, 2010)

Administration and Process, page 10

Staff Comment

2.	In response to prior comment 2, you state that Mr. Zhang has only incidental involvement in the process for determining his own compensation. Please describe more specifically Mr. Zhang’s role in the compensation processes and clarify whether or not he recommends his own compensation or makes recommendations to the Committee relating to measures, targets or any other factors that affect his own compensation. In this regard, we note that Mr. Zhang reviews and comments on compensation recommendations before they are presented to the compensation committee and then discusses the recommendations with the compensation committee, which then approves the final form of compensation. Please confirm that you will provide disclosure responsive to Item 402(b)(2)(xv) of Regulation S-K in future filings.

Sohu Response

Dr. Zhang generally suggests to Sohu’s HR department a single annual percentage increase for Sohu management, which, if adopted by Sohu’s compensation committee, increases Dr. Zhang’s overall compensation at the same rate as it increases the overall compensation of other members of Sohu management. Dr. Zhang does not, however, recommend to HR or the compensation committee any separate measures, targets, or other factors (whether for himself or for other members of management), nor does he provide any suggestions that are specific to his own compensation. Dr. Zhang similarly only discusses with the compensation committee his suggestion for an overall percentage increase for management.

Sohu confirms that it will provide disclosure responsive to Item 402(b)(2)(xv) of Regulation S-K in future filings.

Competitive Compensation Packages, page 14

Staff Comment

3.	We note your response to prior comment 3 and re-issue the comment. Please tell us more specifically how the actual amount of base salary, equity-based compensation and other benefits paid by you compared to your peer companies. To the extent actual amounts paid with respect to each element of compensation differed from the those paid by your peer companies, please include a discussion, on an individualized basis for each named executive officer, of how discretion was exercised to benchmark to a different point or range. Please also confirm that you will include disclosure to this effect in future filings, as warranted.

Confidential Treatment Requested by Sohu.com; Bates Stamp Number SOHU-004

Confidential Information, indicated by “[***]”, has been omitted from this page and is being submitted separately to the Staff.

Securities and Exchange Commission

September 22, 2010

Sohu Response

It appears that with the statement, “We compile the total compensation paid to the named executive officers of our peer companies and, where available, the amount of base salary, equity-based compensation and other benefits paid by our peer companies to their named executive officers in similar positions as our named executive officers. We then evaluate the total compensation paid to our named executive officers, as well as the individual elements of the pay package, against the compensation paid to individuals in the same or similar position of our peer companies” in the cited paragraph, Sohu may have inadvertently given the impression that it sets individual elements of its executive officers pay packages with reference to amounts paid by its peer companies. In fact it does not do so, and the individual elements of Sohu’s peer companies’ executive compensation packages generally are not available to Sohu, as the vast majority of Sohu’s competitors, if they are publicly traded in the U.S., are foreign private issuers not subject to the proxy disclosure requirements. Sohu respectfully believes, therefore, that Sohu is not required to, and in fact cannot, provide such an element-by-element comparison to Sohu’s peer companies.

Sohu will clarify this disclosure in future filings in order to remove this source of confusion.

2009 Executive Bonus Plan, page 16

Staff Comment

4.	In response to prior comment 5, you state that the chief executive officer exercised discretion to adjust the bonuses upward for Ms. Yu and Ms. Wang. With a view towards enhanced disclosure in future filings please tell us by what percentage the chief executive officer increased the bonuses paid to Ms. Yu and Ms. Wang. We note from your disclosure that the chief executive officer has the discretion to adjust the bonus opportunity up to 150%.

Sohu Response

Dr. Zhang exercised his discretion to increase Ms. Yu’s bonus opportunity from [***]% to [***]% and Ms. Wang’s from [***]% to [***]%.

Once again, Sohu wishes to thank the Staff for its helpful comments and suggestions, and confirms that Sohu will reflect the Staff’s suggested revisions to Sohu’s disclosures in future filings as appropriate.

Securities and Exchange Commission

September 22, 2010

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft
Timothy B. Bancroft

cc:	Ms. Tamara J. Tangen (Division of Corporation Finance) Ms. Stephani Bouvet (Division of Corporation Finance) Ms. Maryse Mills-Apenteng (Division of Corporation Finance)
Ms. Carol Yu (Sohu.com Inc.) Mr. Alex Ho (Changyou.com Limited) Mr. James Deng (Sohu.com Inc.)
Jasmine Zhou, Esq. (Sohu.com Inc.) Mr. William Lam (PricewaterhouseCoopers)